

SEC Mail Processing Section

MAY 30 2012

Washington DC 400

SECURIT[illegible]ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2011 (MM/DD/YY) AND ENDING March 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sooner Sight LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Horton Street, Unit #15
(No. and Street)

Emeryville	CA	94608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal Amodio 510-350-7213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508W	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Neal Amodio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sooner Sight, LLC, as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public 12/04/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sooner Sight, LLC
BALANCE SHEET
As of March 31, 2012

ASSETS

CURRENT ASSETS	
Cash In Bank	$ 12,724.84
Total Current Assets	12,724.84
PROPERTY AND EQUIPMENT	
Equipment	1,071.00
Less: Accumulated Depreciation	(1,071.00)
TOTAL ASSETS	$ 12,724.84

The footnotes are an integral part of the financial statements.

Sooner Sight, LLC
BALANCE SHEET
As of March 31, 2012

CURRENT LIABILITIES	
Accounts Payable	$ 775.00
Total Current Liabilities	775.00
LONG-TERM LIABILITIES	
Total Liabilities	775.00
MEMBERS' EQUITY	
Members' Equity	11,949.84
Total Members' Equity	11,949.84
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 12,724.84

The footnotes are an integral part of the financial statements.

Sooner Sight, LLC

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Fifteen Months Ended March 31, 2012
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

March 31, 2012

SOONER SIGHT, LLC
March 31, 2012


CONFIDENTIAL

Contents

United States Securities and Exchange Commission's


CONFIDENTIAL

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

May 28, 2012

Board of Directors
Sooner Sight, LLC
4300 Huron Street Suite 15
Emeryville, CA 94597

I have audited the accompanying balance sheet of Sooner Sight, LLC, as of March 31, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the fifteen months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Sooner Sight, LLC as of March 31, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the fifteen moths then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note F to the financial statements, The Company has incurred substantial recurring losses. These losses raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result form the outcome of this uncertainty.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA

Sooner Sight, LLC
STATEMENT OF INCOME

CONFIDENTIAL

		12 Months Ended March 31, 2012
Revenues		
Other Income	$	10,300.00
Interest Income		8.25
Total Revenues		10,308.25
Operating Expenses		
Floor brokerage, exchange, and c		1,057.95
Communications and data proces		2,200.00
Other expenses		4,487.00
Total Operating Expenses		7,744.95
Operating Income (Loss)		2,563.30
Net Income (Loss)	$	2,563.30


CONFIDENTIAL

The footnotes are an integral part of the financial statements.

Sooner Sight, LLC
STATEMENT OF PARTNERS' EQUITY

	12 Months Ended March 31, 2012
Beginning of Period	$ 9,386.54
Plus: Net Income	$ 2,563.30
Less: Member Distributions	0.00
MEMBERS' EQUITY END OF PERIOD	$ 11,949.84



CONFIDENTIAL

The footnotes are an integral part of the financial statements.

Sooner Sight, LLC
STATEMENT OF CASH FLOWS
For the 12 Months Ended Ended March 31, 2012

CONFIDENTIAL

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 2,563.30
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(600.00)
Accrued Liabilities	0.00
Total Adjustments	(600.00)
Net Cash Provided By (Used in) Operating Activities	1,963.30
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Member Contributions	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,963.30
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,761.54
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 12,724.84


CONFIDENTIAL

The footnotes are an integral part of the financial statements.

Sooner Capital, LLC
Statement of Changes in Member's Equity
For the Fifteen Months Ended March 31, 2012

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2010	$ 131,071	$ (121,684)	$ 9,387
Net Income for the year ended March 31, 2011	-	2,563	2,563
Capital Transactions	-	-	-
Prior Period Adjustment	-	-	-
Balance at March 31, 2011	$ 131,071	$ (119,121)	$ 11,950


CONFIDENTIAL

The footnotes are an integral part of the financial statements.


CONFIDENTIAL

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Sooner Sight, LLC (the Company) was organized in the State of California effective February 16, 2008 as a limited liability company under the California Limited Company Act. The Company has adopted a fiscal year ending March 31.

Description of Business

The Company, located in Emeryville, CA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides a "Special Account for the Exclusive Benefit of Customers" is maintained. The Company provides advisory assistance with mergers and acquisitions and strategic funding via private placement services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded when the services are rendered.

Income taxes

Effective February 16, 2008, the Company elected to be treated as a partnership for federal income tax purposes. Under partnership regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.


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Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March 31, 2012, the Company did not have any components of Comprehensive Income to report.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) – limited business.

NOTE D – ACCOUNTS PAYABLE

The amount ($775.00) was due to trade creditors.


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NOTE E – GOING CONERN

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to controls costs and increase revenue, and receive capital infusions; however, it is also management's intention to sell the assets of the firm in the near future.


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Supplementary Information


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Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Fifteen Months Ended March 31, 2012



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Sooner Sight, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the Twelve Months Ended March 31, 2012

Computation of Net Capital

Total Stockholder's equity:		$ 11,949.00
Nonallowable assets:		
Property and equipment	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 11,949.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 52.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 6,949.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 775.00
Percentage of aggregate indebtedness to net capital	6.49%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of March 31, 2012	$ 11,949.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	(0.00)
NCC per Audit	11,949.00
Reconciled Difference	$ (0.00)


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Sooner Sight, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the Twelve Months Ended March 31, 2012

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 (k) (2) (1) because of "Special Account for the Exclusive Benefit of customers" maintained.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at April 1, 2011	$ -
Additions	-
Reductions	-
Balance of such claims at March 31, 2012	$ -


CONFIDENTIAL


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REPORT ON INTERNAL CONTROL

For the year ended March 31, 2012


CONFIDENTIAL

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075



May 28, 2012

Board of Directors
Sooner Sight, LLC
4300 Huron Street
Suite 15
Emeryville, CA 94597

In planning and performing my audit of the financial statements and supplemental schedules of Sooner Sight, Inc. for the year ended March 31, 2012, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them




CONFIDENTIAL

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA